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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            INTERVISUAL BOOKS, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                  460918-10-5
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                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G
CUSIP No. 460918-10-5

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     WALDO H. HUNT
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]
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 3    SEC USE ONLY

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 4    CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES OF AMERICA
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                     5  SOLE VOTING POWER
                          2,502,017 SHARES OF COMMON STOCK AT DECEMBER 31, 1991
                          2,447,017 SHARES OF COMMON STOCK AT DECEMBER 31, 1992
                          2,347,017 SHARES OF COMMON STOCK AT DECEMBER 31, 1993
NUMBER OF                 2,539,917 SHARES OF COMMON STOCK AT FEBRUARY 29, 1996
SHARES               ----------------------------------------------------------
BENEFICIALLY         6  SHARED VOTING POWER
OWNED BY                  192,900 SHARES OF COMMON STOCK AT DECEMBER 31, 1991
EACH                      192,900 SHARES OF COMMON STOCK AT DECEMBER 31, 1992
REPORTING                 192,900 SHARES OF COMMON STOCK AT DECEMBER 31, 1993
PERSON                     - 0 -  SHARES OF COMMON STOCK AT FEBRUARY 29, 1996
WITH                 ----------------------------------------------------------
                     7  SOLE DISPOSITIVE POWER
                          2,502,017 SHARES OF COMMON STOCK AT DECEMBER 31, 1991
                          2,447,017 SHARES OF COMMON STOCK AT DECEMBER 31, 1992
                          2,347,017 SHARES OF COMMON STOCK AT DECEMBER 31, 1993
                          2,539,917 SHARES OF COMMON STOCK AT FEBRUARY 29, 1996
                     ----------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER
                          192,900 SHARES OF COMMON STOCK AT DECEMBER 31, 1991
                          192,900 SHARES OF COMMON STOCK AT DECEMBER 31, 1992
                          192,900 SHARES OF COMMON STOCK AT DECEMBER 31, 1993
                           - 0 -  SHARES OF COMMON STOCK AT FEBRUARY 29, 1996
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 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,694,917 SHARES OF COMMON STOCK AT DECEMBER 31, 1991
      2,639,917 SHARES OF COMMON STOCK AT DECEMBER 31, 1992
      2,539,917 SHARES OF COMMON STOCK AT DECEMBER 31, 1993
      2,539,917 SHARES OF COMMON STOCK AT FEBRUARY 29, 1996
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        56.3% AT DECEMBER 31, 1991
        55.2% AT DECEMBER 31, 1992
        53.1% AT DECEMBER 31, 1993
        53.1% AT FEBRUARY 29, 1996
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12  TYPE OF REPORTING PERSON*
        IN
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Item 1.        (a)  Name of Issuer:

                    Intervisual Books, Inc.

               (b)  Address of Issuer's Principal Executive Offices:

                    2716 Ocean Park Boulevard, Suite 2020
                    Santa Monica, California 90405

Item 2.        (a)  Name of Persons Filing:

                    Waldo H. Hunt

               (b)  Address of Principal Business Office or, if none, Residence:

                    2716 Ocean Park Boulevard, Suite 2020
                    Santa Monica, California 90405

               (c)  Citizenship:

                    United States of America

               (d)  Title of Class of Securities:

                    Common Stock

               (e)  CUSIP Number:

                    460918-10-5

Item 3.        Not applicable.


Item 4.        Ownership

               (a)  Amount Beneficially Owned at February 29, 1996:

                    Amount beneficially owned by Mr. Hunt at February 29, 1996:
                    2,539,917 shares, including the shares described in the following paragraph, over which Mr. Hunt may be deemed to have shared voting or dispositive power, which may be by virtue of a right to acquire the shares.

                    During the period from April 15, 1991 to February 29, 1996 a total of 192,900 shares have been beneficially owned by Mr. Hunt and in his possession as pledgee not in the ordinary course of business, but have not previously been reported as being beneficially owned by Mr. Hunt. The shares were registered in the name of Gibson Organization, Inc., a Nevada corporation, on or about April 15, 1991, and have been subject to a Security Agreement-Pledge with Mr. Hunt as pledgee since that time. The Gibson Organization and Mr. Hunt have acknowledged that the Security Agreement-Pledge was void and of no force and effect, nunc pro tunc, ab initio, under California law, and have re-registered the shares in the name of Mr. Hunt. Gibson Organization, Inc. no longer claims to have any shared voting or dispositive power with respect to such shares, and has returned any portion of any ability to influence Mr. Hunt's voting or disposition of the shares to Mr. Hunt as the sole remaining beneficial owner.



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               (b)  Percent of Class:

                    56.3% at 12/31/91
                    55.2% at 12/31/92
                    53.1% at 12/31/93
                    53.1% at 2/29/96

               (c)  Number of shares as to which Mr. Hunt has:

                    (i)       Sole power to vote or to direct the
                              vote:                      2,502,017 at 12/31/91
                                                         2,447,017 at 12/31/92
                                                         2,347,017 at 12/31/93
                                                         2,539,917 at 2/29/96

                    (ii)      Shared power to vote or to direct the
                              vote:                      192,900 at 12/31/91
                                                         192,900 at 12/31/92
                                                         192,900 at 12/31/93
                                                           - 0 -  at 2/29/96

                    (iii)     Sole power to dispose or to direct the
                              disposition of:            2,502,017 at 12/31/91
                                                         2,447,017 at 12/31/92
                                                         2,347,017 at 12/31/93
                                                         2,539,917 at 2/29/96

                    (iv)      Shared power to dispose or to direct the
                              disposition of:            192,900 at 12/31/91
                                                         192,900 at 12/31/92
                                                         192,900 at 12/31/93
                                                           - 0 -  at 2/29/96

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification.

          Not applicable.  This statement is filed pursuant to Rule 13d-1(c).




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                                   SIGNATURE

          The filing of this Amendment to Schedule 13G and the statements herein, shall not be construed as an admission that I am, for purposes of
Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any of the securities described herein.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  August 20, 1996
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                                                        Date


                                        ------------------------------------
                                                      Signature


                                        Waldo H. Hunt, Chairman of the Board
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                                                      Name/Title